EXHIBIT 99.1

Stantec to acquire Environmental Systems Design, Inc., a leading building engineering design firm specializing in mission critical and data center expertise

EDMONTON, Alberta and NEW YORK and CHICAGO, June 08, 2023 (GLOBE NEWSWIRE) -- TSX, NYSE: STN

Stantec, a global leader in sustainable design and engineering, has signed an agreement to acquire Environmental Systems Design, Inc. (ESD), a 270-person engineering firm headquartered in Chicago. Founded in 1967, ESD has built a reputation for excellence and innovation in high-performance design with a roster of industry-leading clients. The terms of the transaction are not disclosed.

The acquisition of ESD significantly deepens Stantec’s expertise in mission critical facilities and data center design. Mission critical facilities represent a rapidly growing segment of purpose-built infrastructure that require an increased level of reliability. These facilities—spanning nearly every major industry—are designed to maintain building infrastructure, emergency dispatch, data storage, or other critical functions in the face of inclement weather and utility outages. Data centers, such as hyperscale facilities, require special, resilient design considerations developed by uniquely qualified teams with regular exposure to the evolving needs of large-scale companies.

The acquisition of ESD expands Stantec’s mechanical, electrical, and plumbing (MEP) and structural engineering practice by 40 percent in the US. These added resources significantly deepen the firm’s smart building engineering capabilities that support the workplace of the future and the emerging trends of decarbonization, building repositioning, and adaptive reuse.

“Merging talent with ESD positions Stantec as one of the top integrated design firms in the US market,” said Leonard Castro, executive vice president and business operating unit leader for Buildings at Stantec. “Our expanded services in data center, smart building design, and high-performance buildings will offer our clients the flexible and stable facilities that meet their operational needs into the future.”

“Stantec is a top-tier firm that shares our vision to improve society through the built environment,” said Raj Gupta, executive chairman at ESD. “ESD has increased the depth and breadth of its services in recent years. Joining Stantec expands our offering globally and creates exceptional career growth opportunities for our employees.”

Critical Project Experience
ESD provides data center design services for several industry-leading technology clients. ESD was recently retained by a confidential client to provide peer review and hyperscale data center design services and subsequently engaged in multiple hyperscale data centers on its behalf across the US. Hyperscale campus developments scale from a single 500,000 square foot (20 to 30 megawatts capacity) facility to multiple facilities spanning several million square feet (300+ megawatts capacity). Multiple sites throughout the country share a baseline design with local adaptations and are designed for efficient phased buildouts without interruption to live facilities.

Additional projects in ESD’s portfolio include

  MEP and mission critical engineering for the United Airlines Network Operations Center in Chicago, a vital component of the airline’s day-to-day operations. Building Information Modeling (BIM) was used to route new systems through the existing structure and around existing systems. ESD worked closely with the City of Chicago and provided specialized consulting services in the areas of electrical and fire alarm codes to provide a unique furniture wiring design that met all of United’s needs.

  MEP and fire protection engineering for the 1,400,000-square-foot expansion of the Las Vegas Convention Center, one of the largest convention centers in the world. The new West Hall includes 600,000 square feet of flexible exhibition spaces with multiple infrastructure services including a variety of electrical power voltages and capacities, telecommunications, water and drainage, and natural gas. Ancillary program and support spaces include a concourse, meeting rooms, lobbies, and café/kitchen space.

  MEP and fire protection engineering and energy modeling for Northwestern Medicine Lake Forest Hospital in Illinois. The 201-bed hospital was designed to meet future demand and modeled to achieve LEED Silver Certification. Energy conservation measures included optimizing the thermal performance of the façade while balancing the solar heat gain of the glass, external shading techniques, LED lighting, and more. ESD also reduced water-fixture use by 20 percent and domestic hot water usage by 26 percent.

Stantec has three existing offices in Chicago, for a total of five in Illinois. With a large concentration of employees in Chicago, ESD also has offices in New York City, San Francisco, and Phoenix. The acquisition will grow Stantec’s presence in Chicago to nearly 600 and to more than 2,050 in the broader US North Central region, which covers 12 states.

The acquisition is expected to close on June 30, 2023.

About Stantec
Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That's why at Stantec, we always design with community in mind.

We're designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN.

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